CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN PORTIONS

OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

January 6, 2020

VIA EDGAR TRANSMISSION AND HAND DELIVERY

Mr. Joseph Klinko

Mr. John Cannarella

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Avianca Holdings S.A.

Form 20-F for the Fiscal Year ended December 31, 2018

Filed April 29, 2019

File No. 001-36142

Response to Staff Comment Letter Dated December 6, 2019

Dear Mr. Klinko and Mr. Cannarella:

Reference is made to the comment letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), received by Avianca Holdings S.A. (the “Company”) on December 6, 2019, regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018, filed on April 29, 2019 (the “2018 Form 20-F”). For your convenience, we have reproduced the Staff’s comment in italics and have provided responses immediately below.

Due to the sensitive nature of certain information contained in this letter, we have filed a separate request letter with the Office of FOIA Services for confidential treatment of the portions marked “[***]” of this letter (the “Confidential Information” and, together with the request letter, the “Confidential Material”) under the U.S. Freedom of Information Act, 5 U.S.C. § 552 (the “FOIA”), 17 C.F.R. § 200.83 (“Rule 83”) and the SEC’s rules and regulations promulgated under the FOIA. For the Staff’s reference, we have enclosed a copy of the request letter with this copy of the correspondence marked to show the Confidential Information, redacted from the version filed via EDGAR, for which the Company is requesting confidential treatment. Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

SEC Comment No. 1.

Operating and Financial Review and Prospects

Liquidity and Capital Resources

Contractual Obligations, page 142

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

We note that you report having $15.8 billion in aircraft and engine purchase commitments as of December 31, 2018, although in tabulation footnote 2 on page 142, and in financial statement Note 34 on page F-120, you indicate this amount is based on aircraft list prices, rather than the specific terms of your agreements.

The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

The disclosures that you provide in your financial statements should also include the actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

Please describe the measures you will take to ensure that future disclosures conform with these requirements. Tell us the amounts of aircraft and engine purchase commitments as of December 31, 2018, and describe the changes you propose for the table of contractual obligations and the corresponding note to your financial statements.

Response to Comment No. 1.

The Staff correctly observes that the amounts disclosed under the Company’s aircraft and engine purchase commitments are based on list prices. As is common in the Company’s industry, the Company routinely negotiates discounted prices with suppliers. Discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations.

Given its highly distressed financial situation in 2018 and 2019, the Company has faced heightened uncertainty regarding its commitments under its purchase agreements, which, as of the date of this letter, continue subject to ongoing negotiations. Any changes in the terms or conditions provided for in the Company’s purchase agreements, among other factors, may result in significant variations to the discounted prices the Company has negotiated with suppliers.

List prices represent the starting point of the Company’s negotiations with suppliers and, in terms of the Company’s purchase commitments on a per unit basis, a ‘worst case scenario.’ List prices provide an objective measure that most suppliers publicly disclose. Discounted prices, on the other hand, are subject to strict confidentiality under the Company’s purchase agreements and are highly sensitive commercial information of the Company. Although aggregated, the Company’s aircraft and engine purchase commitments primarily comprise purchases of one aircraft class from Airbus. Consequently, disclosure based on discounted prices would allow the discounts provided for under the Company’s most material and commercially sensitive purchase agreements to be deduced, which could expose the Company to claims under confidentiality provisions.

Since the Company’s purchase commitments, once realized, tend to be lower than list prices indicate, disclosure based on list prices provides a conservative presentation of the Company’s expected aircraft and engine capital expenditures to investors. In light of the constant uncertainty and variability of discounted prices, the Company understands that disclosure of its purchase commitments based on list prices, accompanied with appropriate qualitative disclosure that the Company proposes to improve as set forth below, including with regards to variability deriving from the Company’s sale and leaseback transactions, provides investors with an understanding of the Company’s purchase commitments that conforms with the requirements of Item 5.F of Form 20-F.

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

Additionally, because paragraph 74(c) of IAS 16 requires disclosure of ‘contractual commitments’ and, as discussed above, prices negotiated under the Company’s purchase agreements are based on list prices (and are only eligible, subject to multiple conditions, for certain discounts as a function of highly uncertain and variable factors), the Company understands that disclosure of its purchase commitments based on list prices is appropriately responsive to the requirements of paragraph 74(c) of IAS 16.

Based on a review of public filings, the Company understands that a number of other airline companies that report with the SEC under IFRS approach their disclosure of purchase commitments on a similar basis.

In response to the Staff’s request, the following table sets forth the Company’s aircraft and engine purchase commitments based on discounted prices as of December 31, 2017, 2018 and 2019, which illustrates their highly variable nature:

2017
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
Aircraft and engine purchase commitments	[	***]	[	***]	[	***]	[	***]	[	***]

2018
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
Aircraft and engine purchase commitments	[	***]	[	***]	[	***]	[	***]	[	***]

2019*
	Less than 1 year		1-3 years		3-5 years		More than 5 years		Total
Aircraft and engine purchase commitments	[	***]	[	***]	[	***]	[	***]	[	***]

*	Amounts as of December 31, 2019 are estimates.

In order to ensure that investors more fully understand the factors that may result in the Company’s capital expenditures deviating from its disclosed purchase commitments, in future filings, the Company will improve its disclosure to state that:

“Amounts disclosed are based on non-discounted list prices and exclude the effect of certain discounts negotiated with suppliers, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations. Among the factors that may affect discounts are changes in our purchase agreements, including order volumes. Amounts disclosed also exclude the effect of aircraft sale and leaseback transactions, which may further affect the amount and timing of our aircraft capital expenditures.”

*******

CONFIDENTIAL TREATMENT REQUESTED BY AVIANCA HOLDINGS S.A. FOR CERTAIN

PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. § 200.83)

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Tobias Stirnberg, the Company’s counsel, at +55 (11) 3927-7702 or Luca Pfeifer at +571 587 7700 (ext. 2474).

Sincerely,

/s/ Adrian Neuhauser
Avianca Holdings S.A.
By: Adrian Neuhauser
Title: Chief Financial Officer

cc:	Tobias Stirnberg

Milbank LLP